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100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech Nitrogen Partners, L.P. Registration Statement on Form S-1 Amended September 8, 2011
File No. 333-176065

Dear Ms. Block:

On behalf of Rentech Nitrogen Partners, L.P. (the “Partnership”), below please find the Partnership’s responses to the comments in your letter of September 21, 2011 with respect to Amendment No. 1 to the Partnership’s Registration Statement on Form S-1 (“Amendment No. 1”). The Partnership concurrently is filing Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”), which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Please note that the responses are based on information provided to us by the Partnership. In addition, we are enclosing with the copy of this letter being sent to you by FedEx five blacklined copies of Amendment No. 2 marked against Amendment No. 1.

Please feel free to call the undersigned, David Zaheer, at (213) 891-8045 with any questions or comments.

General

1.	We note your response to our prior comment four. We note references on pages four and 112 to “strong and growing demand for nitrogen fertilizer.” Please revise to balance these statements to state that there is no guarantee that the demand for nitrogen fertilizer will increase.

Response:

September 26, 2011

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 4 and 118 of Amendment No. 2.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

2.	Please refer to the last sentence in the first paragraph of this section. Please clarify what you mean by “If nitrogen fundamentals improve, we expect our entire nitrogen fertilizer product line to benefit relative to our diversified competitors.” Please also substantiate that you will see a benefit relative to your competitors.

Response:

In response to the Staff’s comment, the Partnership has deleted the referenced language. See pages 3 and 117 of Amendment No. 2.

History of High Average Net Sales Prices, page 5

3.	We note your response to our prior comments 11 and 13. Here and on page 113 please revise to disclose what percentage of the market in which you operate is represented by you and the competitors listed here, including all privately held competitors in the marketplace. If you do not have this information please revise to clearly state this fact for investors.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 6 and 120 of Amendment No. 2.

4.	In this regard, we note your responses to our prior comments 11 and 13. When discussing your competitive position, it should be discussed relative to all of your competitors and not just publicly traded competitors, as your tables on pages 3 and 6 appear to do. We note your disclosure on page 26 that you have a number of competitors in the United States and other countries, including state-owned and government-subsidized entities. Please revise the summary and business section accordingly. Refer generally to Item 101(c)(1)(x) of Regulation S-K. If you continue to provide data only on publicly traded competitors, it should be balanced appropriately, for instance, to clarify what portion of the market the data or discussion represents or delete the disclosure that only compares you to your publicly traded competitors.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested to state the portion of the market comprised by it and its publicly traded competitors and that information for privately held competitors is unavailable. See pages 2, 6, 7, 79, 116, 120 and 122 of Amendment No. 2. In accordance with Item 101(c)(1)(x) of Regulation S-K, the

September 26, 2011

Partnership confirms that it has presented its competitive position to the extent that it is known or reasonably available to the Partnership.

5.	We note your response to our prior comment 12. So that investors can better understand the table please revise here and on page 113 to state whether the information shown in the table is net of both transportation costs charged to customers and transportation costs that the competitor incurred as cost of sales.

Response:

The Partnership confirms that its competitors’ sales prices shown in the table are net of transportation costs reported in revenues, and that its sales prices shown in the table are net of transportation costs reported in revenues and, to the extent not already reported in revenues, any transportation costs reported in costs of sales. In response to the Staff’s comment, the Partnership has revised the disclosure to make this clarification. See pages 5 and 119 of Amendment No. 2.

6.	We note your response to our prior comment 13. Please revise the last sentence of the carryover paragraph from page one to two and the last sentence of the third paragraph on page 110 to explain the extent to which this statement is true for all of your nitrogen fertilizer competitors, including those that are privately held.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 2, 79 and 116 of Amendment No. 2.

Our Business Strategies, page 7

Pursue Organic Growth Strategies, page 7

7.	We note your response to our prior comment 17. Please revise your discussion “Selectively Pursue Acquisitions” to clarify whether you have any current acquisition plans.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 9 and 125 of Amendment No. 2.

Continue Proactive Approach to Environmental Issues, page 9

8.	We note your response to our prior comment 19. Please revise to balance the disclosure here to include the disclosure on page 126 that you are in the process of installing an SCR converter on one of your nitric acid plants “as part of a negotiated agreement with EPA to resolve alleged violations of the Clear Air Act relating to this plant.”

Response:

September 26, 2011

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 10 and 126 of Amendment No. 2.

Use of Proceeds, page 55

9.	We note your response to our prior comment 28. Please revise the discussion of the “additional distribution to RDC” to more fully explain the maintenance and growth capital expenditures. Additionally with a view to revised disclosure please tell us what you mean by “was deemed to have made.”

Response:

In response to the Staff’s comment, the Partnership has clarified the disclosure. See pages 11, 13, 57, 59, 171 and 174 of Amendment No. 2.

2011 Incentive and Award Plan, page 144

10.	If this is adopted prior to effectiveness, please file it as an exhibit.

Response:

In response to the Staff’s comment, the Partnership has revised the Exhibit Index in Amendment No. 2 to include the long-term incentive plan and to indicate that it will be filed by amendment to the Form S-1. The Partnership will file the plan after it has been adopted by its general partner. Please see page II-6 of Amendment No. 2.

*    *    *    *    *

If you have any additional questions, please feel free to call the undersigned at (213) 891-8045 to discuss them.

Very truly yours,

/s/ David A. Zaheer

David A. Zaheer, Esq.
of LATHAM & WATKINS LLP

cc:	Anthony J. Richmond, Esq.
Brett E. Braden, Esq.
G. Michael O’Leary, Esq.